Exhibit 99.10

NICE Actimize Wins FinTech Breakthrough Award for Fraud Prevention Innovation
with AI-Powered IFM-X Dark Web Intelligence and New Account Fraud Solutions

Both solutions leverage the power of NICE Actimize’s IFM-X enterprise fraud management platform powered by artificial intelligence and machine learning

Hoboken, N.J., March 24, 2022 – NICE Actimize, a NICE (Nasdaq: NICE) business today announced that its IFM-X Dark Web Intelligence and New Account Fraud solutions have been selected as winners of the “Fraud Prevention Innovation Award” by FinTech Breakthrough, an independent organization that recognizes the top companies, technologies and products in the global FinTech market today. Both solutions leverage the power of NICE Actimize’s IFM-X industry-leading enterprise fraud management platform that delivers advanced detection capabilities powered by artificial intelligence and machine learning.

The FinTech Breakthrough Awards is the premier awards program founded to recognize FinTech innovators, leaders and visionaries from around the world in a range of categories, including Banking, Personal Finance, Lending, Payments, Investments, RegTech, InsurTech and many more. The 2022 FinTech Breakthrough Awards program attracted more than 3,950 nominations from across the globe.

NICE Actimize’s IFM-X Dark Web Intelligence solution deploys comprehensive, multi-language coverage of the Dark and Deep Web, malware networks, private messaging platforms, and underground fraudster infrastructure and communities. The solution helps financial services organizations (FSOs) resolve the pervasive challenges they face in detecting dynamic fraud and account takeover threats. Leveraging the power of NICE Actimize’s IFM-X industry-leading enterprise fraud management platform, the IFM-X Dark Web Intelligence solution provides immediate fraud prevention so FSOs can efficiently mitigate customer account takeover attempts, combat card fraud without causing undue customer friction, and block mule activity. The solution utilizes behavioral technology that provides targeted, continuously updated intelligence.

“The industry awards evaluation was extremely competitive this year, but NICE Actimize’s Dark Web Intelligence and New Account Fraud solutions demonstrated a unique approach that is backed by its previous FinTech Breakthrough award-winning IFM-X enterprise fraud platform,” said James Johnson, Managing Director, FinTech Breakthrough. “Fraud prevention is a highly competitive category and we are thrilled to once again recognize NICE Actimize as a leading innovator. Congratulations to the NICE Actimize team for this well-deserved recognition.”

“NICE Actimize combines more than 20 years of in-depth fraud expertise with the latest in artificial intelligence and advanced behavioral technologies that drive comprehensive fraud protections,” said Craig Costigan, CEO, NICE Actimize. “Our industry-proven experience and range of enterprise fraud applications help financial services organizations adapt to a faster fraud environment, saving both time and money in the process.”

NICE Actimize’s New Account Fraud solution directly addresses fraud loss manifested by stolen and synthetic identities as well as other fraud schemes associated with the act of opening an account. With NICE Actimize’s New Account Fraud solution, organizations can take a multi-layered end-to-end fraud management approach. From account origination to both early and ongoing account monitoring, NICE Actimize’s New Account Fraud solution detects and prevents fraud across the customer’s lifecycle. The solution is also designed to work exclusively and seamlessly with IFM-X, NICE Actimize’s industry-leading enterprise fraud platform.

For additional information:
•	For more on NICE Actimize’s IFM-X Platform, please click here.
•	For more on NICE Actimize’s Dark Web Intelligence, please click here.
•	For more information on NICE Actimize’s New Account Fraud, please click here.

About FinTech Breakthrough
Part of Tech Breakthrough, a leading market intelligence and recognition platform for technology innovation and leadership, the FinTech Breakthrough Awards program is devoted to honoring excellence in Financial Technologies and Services companies and products. The FinTech Breakthrough Awards provide public recognition for the achievements of FinTech companies and products in categories including Payments, Personal Finance, Wealth Management, Fraud Protection, Banking, Lending, RegTech, InsurTech and more. For more information visit FinTechBreakthrough.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.